April 19, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Graham Holdings Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 8-K
Filed February 24, 2017
File No. 001-06714

Dear Mr. Spirgel:

This letter responds to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 6, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 and the Current Report on Form 8-K filed on February 24, 2017 of Graham Holdings Company (the “Company”).

Form 8-K filed on February 24, 2017

Exhibit 99.1

Please revise your reconciliation of the Non GAAP financial measure on page 13 to present the income tax effects related to Non-GAAP adjustments to arrive at adjusted income from continuing operations. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016

Company Response:

The Company will revise the reconciliation of the Non-GAAP measure included in its First Quarter Earnings Release for 2017 and in future filings to present the income tax effects related to the Non-GAAP adjustments to arrive at adjusted income from operations. The Non-GAAP reconciliation for the twelve months ended December 31, 2016 is included in the table below to illustrate the revision:

The following table reconciles the non-GAAP financial measures to the most directly comparable GAAP measures:
	Twelve Months Ended December 31, 2016
(in thousands, except per share amounts)	Income from operations before income taxes	Provision for income taxes	Net income
Amounts Attributable to Graham Holdings Company Common Stockholders
As reported	$250,658	$81,200	$169,458
Attributable to noncontrolling interests			(868)
Attributable to Graham Holdings Company common stockholders			168,590
Adjustments:
Settlement gain related to bulk lump sum pension offering	(17,993)	(7,197)	(10,796)
Restructuring charges	11,852	4,148	7,704
Net gain from the sales of land and marketable securities	(32,193)	(12,233)	(19,960)
Write-downs of cost method and equity method investments	37,592	13,533	24,059
Net gains from the sale of businesses, an investment and the formation of a joint venture	(22,163)	(8,582)	(13,581)
Foreign currency loss	39,890	14,360	25,530
Nonrecurring deferred tax benefit	—	8,286	(8,286)
Favorable out of period deferred tax adjustment	—	5,631	(5,631)
Adjusted (non-GAAP)			$167,629

Per Share Information Attributable to Graham Holdings Company Common Stockholders
Diluted net income per common share, as reported			$29.80
Adjustments:
Settlement gain related to bulk lump sum pension offering			(1.92)
Restructuring charges			1.36
Net gain from the sales of land and marketable securities			(3.52)
Write-downs of cost method and equity method investments			4.27
Net gains from the sale of businesses, an investment and the formation of a joint venture			(2.37)
Foreign currency loss			4.51
Nonrecurring deferred tax benefit			(1.47)
Favorable out of period deferred tax adjustment			(1.00)
Diluted net income per common share, adjusted (non-GAAP)			$29.66

The adjusted diluted per share amounts may not compute due to rounding.

* * * *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at (703) 345-6470 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney
Senior Vice President - Finance and Chief Financial Officer

cc: Terry French
Christie Wong
Ivette Leon